TILE ADVISORS' INNER CIRCLE FUND II

VONTOBEL INTERNATIONAL EQUITY FUND

SCHEDULE L
DATED FEBRUARY 27, 2024
TO THE DISTRIBUTION PLAN
DATED MAY 31, 2000,
AS AMENDED NOVEMBER 16, 2004

Subject to any limitations imposed by Rule 2341(d) of the FINRA Rules, the distributor shall receive a Rule 12b- I fee, which shall be paid on a monthly basis. This fee will be calculated based on the annual rate set forth below, as applied to the average daily net assets of the Portfolio.

Portfolio	Class of Shares	Fee
Vontobel International Equity Fund	A Shares	0.25%